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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of   February, 2000
                                           --------------

                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                -----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F _X_     Form 40-F ___


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes ___     No _X_


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed:   DEALINGS BY DIRECTORS.
                                 ----------------------

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AMVESCAP PLC
197977
IMMEDIATE RELEASE   8 FEBRUARY 2000
PLEASE CONFIRM RELEASE
MICHAEL S. PERMAN  TEL: 0171-454 3942



      Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements.

                             DEALINGS BY DIRECTORS

1)    NAME OF COMPANY                          2)    NAME OF DIRECTOR

      AMVESCAP PLC                                   CHARLES BRADY
 ...............................................................................
3)    Please state whether                     4)    Name of the registered
      notification indicates                         holder(s) and, if more
      that it is in respect                          than one holder, the
      of holding of the                              number of shares held
      Director named in 2                            by each of them. (If
      above or holding of                            notified).
      that person's spouse
      or children under the
      age of 18 or in respect
      of a non-beneficial interest.

      NOTIFICATION IS IN RESPECT
      OF THE DIRECTOR NAMED IN 2                     -
      ABOVE.
 ...............................................................................
5)    Please state whether                     6)    Please state the nature
      notification relates to                        of the transaction and
      a person(s) connected                          the nature and extent of
      with the Director named                        the directors interest
      in 2 above and identify                        in the transaction.
      the connected person(s).

      AS 3 ABOVE                                      EXERCISE OF OPTIONS AND
                                                      SALE OF SHARES.
 ...............................................................................
7)    Number of shares/amount                  8)       (0.04%)
      of stock purchased                                of issued Class

         300,000
 ...............................................................................
9)    Number of shares/amount                  10)       (0.04%)
      of stock disposed                                of issued Class

          300,000
 ...............................................................................
11)   Class of security                        12)   Price per share

      ORDINARY SHARES                                PURCHASE        94P
                                                     SALE            715P
 ...............................................................................

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13)   Date of transaction                      14)   Date company informed

      7 FEBRUARY 2000                                8 FEBRUARY 2000
 ...............................................................................
15)   Total holding following                  16)   Total percentage holding
      this notification                              of issued class following
                                                     this notification

         4,848,507                                   0.72%
 ...............................................................................
          IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                          COMPLETE THE FOLLOWING BOXES
 ...............................................................................
17)   Date of grant                            18)   Period during which or
                                                     date on which exercisable

          -                                                  -
 ...............................................................................
19)   Total amount paid (if any)               20)   Description of shares or
      for grant of the option                        debentures involved:
                                                     class, number

          -                                                -
 ...............................................................................
21)   Exercise price (if fixed                 22)   Total number of shares or
      at time of grant) or                           debentures over which
      indication that price is                       options held following
      to be fixed at time of                         this notification
      exercise

          -                                                -
 ...............................................................................
23)   Any additional information               24)   Name of contact and tele-
                                                     phone number for queries

          -                                          MICHAEL S. PERMAN
                                                     0171-454 3942
 ...............................................................................
25)   Name and signature of                          MICHAEL S. PERMAN
      authorised company                             AMVESCAP PLC
      official responsible                           COMPANY SECRETARY
      for making this
      notification

      Date of Notification    8 FEBRUARY 2000
 ...............................................................................

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date 8 February, 2000                      By /s/ MICHAEL S. PERMAN
     ----------------                        -----------------------
                                                 (Signature)

                                                Michael S. Perman
                                                Company Secretary